INDOSAT FULLY DRAWDOWN ITS US$450 MILLION SYNDICATED LOAN FACILITY

Jakarta, 20 November 2008 — PT Indosat Tbk. (“Indosat” or “Company”) today announced that the Company has fully drawdown its US$450 million five year term loan facility (the "Facility").

As we announced earlier, the facility was partially drawdown in September 2008 amounting to US$ 150 million. Subsequently, in November 2008, the company completed the drawdown of its remaining US$300 million. Part of the proceeds of the facility had been used for capital expenditure and general corporate purposes including prepayment of 2010 and 2012 Guaranteed Notes due to Change of Control after Qatar Telecom acquisition of Singapore Technology Telemedia (STT) stakes in Indosat.

Johnny Swandi Sjam, President Director of Indosat said: "The proceeds from the facility help us to support our capex expansion to serve rapid growing demand of our services and also to fulfill our obligation to the bondholders in 2008".

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax: 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax: 62-21-3804045

Email: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.